

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mark A. Libratore
President and Chief Executive Officer
Liberator Medical Holdings, Inc.
2979 SE Gran Park Way
Stuart, FL 34997

      Re: **Liberator Medical Holdings, Inc.**
                Item 4.02 Form 8-K
                Filed December 10, 2010
                File No. 000-05663

Dear Mr. Libratore:

      We have completed our review of your filing and do not have any further comments at this time.

                         Sincerely,

                         Vanessa Robertson
                         Staff Accountant